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TRIARC COMPANIES, INC.
280 Park Avenue
New York, New York 10017
                                                                  April 8, 1999

To Our Stockholders:

     Enclosed is a Supplement to the Offer to Purchase (the 'Supplement') by Triarc Companies, Inc. (the 'Company') which amends and supplements certain of the information contained in the Company's Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase') relating to the Company's offer to purchase up to 5,500,000 shares of its Common Stock from its stockholders at prices not greater than $18.25 nor less than $16.25 per share (the 'Offer').

     The information in the enclosed Supplement should be read in conjunction with the Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer.

     The Company is not distributing new Letters of Transmittal or ancillary documents with the enclosed Supplement. If you wish to tender shares, you should use the Letter of Transmittal (and, if applicable, the Notice of Guaranteed Delivery) mailed to you with the Offer to Purchase. If you need any additional copies of any of these materials, please contact the Information Agent for the Offer, Georgeson & Company, Inc. at (212) 440-9800.

     Please note that the Offer has been extended. The Offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City time, on Thursday, April 22, 1999, unless the Offer is further extended. The extension is intended to provide you with more time to review the enclosed Supplement which includes, among other things, the Company's full year 1998 results. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses or telephone numbers set forth in the Supplement.

                                          Very truly yours,

/S/ NELSON PELTZ                          /S/ PETER W. MAY
NELSON PELTZ                              PETER W. MAY
Chairman and Chief Executive Officer      President and Chief Operating Officer

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